UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                  NEOSTEM, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    640650107
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                                 (CUSIP Number)

                               Catherine M. Vaczy
                                c/o NeoStem, Inc.
                         420 Lexington Avenue, Suite 450
                               New York, NY 10170
                                  212-584-4180
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.       71721N108
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     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only):

                               Catherine M. Vaczy

     2.   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)  |_|                   NOT
     (b)  |_|               APPLICABLE
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     3.   SEC Use Only
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     4.   Source of Funds (See Instructions): PF, OO
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     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e): |_|
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     6.   Citizenship or Place of Organization: United States
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     Number of                  7.      Sole Voting Power:              898,570*
     Shares Beneficially                ----------------------------------------
     Owned by                   8.      Shared Voting Power:                   0
     Each Reporting                     ----------------------------------------
     Person With                9.      Sole Dispositive Power:         898,570*
                                        ----------------------------------------
                                10.     Shared Dispositive Power:              0
                                        ----------------------------------------
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     11   Aggregate Amount Beneficially Owned by Each Reporting Person: 898,570*

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|
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     13.  Percent of Class Represented by Amount in Row (11): 4.18%*
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     14.  Type of Reporting Person (See Instructions): IN


* Includes options to purchase up to 110,000 shares of common stock, par value $.001 per share (the "Common Stock") of NeoStem, Inc. (the "Company") and warrants to purchase up to 20,833 shares of Common Stock of the Company, which are exercisable within sixty days of this Schedule 13D. The numbers also reflect a one-for-ten reverse stock split of the Common Stock that was effective August 31, 2006.

This Amendment No. 4 to Schedule 13D is being filed by the undersigned to amend and supplement the Schedule 13D filed April 29, 2005, as amended, with respect to the shares of common stock, par value $.001 per share (the "Common Stock"), of NeoStem, Inc.

Item 1.         Security and Issuer

     Item 1 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

     This statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock of NeoStem, Inc., a Delaware corporation formerly known as Phase
III Medical, Inc. (the "Company"). The principal executive offices of the Company are located at 420 Lexington Avenue, Suite 450, New York, NY 10170.

     On August 29, 2006, the Company's stockholders approved an amendment to its Certificate of Incorporation to effect a reverse stock split of the Common Stock, at a ratio of one-for-ten shares, and to change the Company's name from Phase III Medical, Inc. to NeoStem, Inc. The reverse stock split was effective as of August 31, 2006.

Item 2.         Identity and Background

     Item 2 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

     This Schedule 13D is being filed by Catherine M. Vaczy. Ms. Vaczy's principal occupation is Vice President and General Counsel of the Company. Ms. Vaczy's business address and the Company's principal business address is 420 Lexington Avenue, Suite 450, New York, NY 10170. Ms. Vaczy is a citizen of the United States.

     During the past five years, Ms. Vaczy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Ms. Vaczy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

     Item 3 of this Schedule 13D is amended by adding at the end thereof the following:

     On August 30, 2006, Catherine Vaczy entered into a letter agreement with Gilbert Raker, pursuant to which Ms. Vaczy agreed to purchase a total of $12,500 of principal amount of that certain Convertible Promissory Note (the "Note") made by the Company to Mr. Raker on January 6, 2006, in the total principal amount of $25,000. The total consideration paid by Ms. Vaczy to Mr. Raker pursuant to the letter agreement was $12,500, which was paid with Ms. Vaczy's personal funds.

     On August 30, 2006, pursuant to a special offer made by the Company to all holders of promissory notes issued by the Company in a private placement that took effect in December 2005 and January 2006 (in which Mr. Raker purchased the Note), Ms. Vaczy executed an agreement with the Company on August 30, 2006, whereby Ms. Vaczy agreed to convert the Note. As consideration for entering into such agreement, the Company agreed to: (i) reduce the conversion price of the Note from $.60 per share to $.44 per share, (ii) issue 5,681 shares of the

Company's common stock to Ms. Vaczy and (iii) grant to Ms. Vaczy a warrant to purchase 20,833 shares of common stock of the Company at an exercise price of $0.80 per share. These numbers reflect the one-for-ten reverse stock split that became effective August 31, 2006.

     On December 5, 2006, the Compensation Committee of the Company's Board of Directors approved a grant to Ms. Vaczy of 100,000 shares of restricted stock, pursuant to the Company's 2003 Equity Participation Plan.

Item 4.         Purpose of Transaction

     The acquisition of the securities described in Item 3 by Ms. Vaczy is for investment purposes. Ms. Vaczy does not have any present plans or proposals which relate to or would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer

     Item 5 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

     Based on information received from the Company, as of December 5, 2006, there were 21,347,215 shares of Common Stock outstanding. As of such date, Ms. Vaczy was the beneficial owner of an aggregate of 898,571 shares of Common Stock, or 4.18% of the outstanding shares of Common Stock. Ms. Vaczy has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of such shares. Ms. Vaczy ceased to be the beneficial owner of more than five percent of the Common Stock of the Company as of December 5, 2006.

     Except as described in Item 3 of this Amendment, during the past sixty days, there were no purchases of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Ms. Vaczy or any person or entity controlled by Ms. Vaczy or any person or entity for which Ms. Vaczy possesses voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by Ms. Vaczy or any person or entity controlled by Ms. Vaczy or any person or entity for which Ms. Vaczy possesses voting control over the securities thereof.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2006

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


                                    /s/Catherine M. Vaczy
                                    --------------------------------------------
                                    Catherine M. Vaczy

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